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November 5, 2013

Filed via EDGAR

John Reynolds, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hispanica International Delights of America, Inc. Registration Statement on Form S-1 Filed August 23, 2013 File No. 333-190788

Dear Mr. Reynolds:

On behalf of Hispanica International Delights of America, Inc., Commission File Number 333-190788 (hereinafter "the Company"),    in    accordance with your letter dated September 19, 2013, state as follows

General

Comment 1.                         Please ensure that your next amendment contains the revisions that your responses indicate you have made.

Response 1.                        We naturally assumed we did. In hindsight we missed some. We apologize and made the corrections.

Comment 2.                        We note your response to comment 1 in our letter dated September 19, 2013. On page iii you indicate that you are electing to extend the transition period for meeting new or revised accounting standards. However, on page 7 you indicate that you have irrevocably elected to opt out of the extended transition period. Please reconcile here and throughout your registration statement as appropriate.

Response 2.                        We have revised our response on page iii and page 1 which conforms to the answer on page 7 to state that, under the Jump Start our business Start Up Act, emerging growth companies.

Comment 3.       We note your response to comment 2. Please confirm your understanding that this comment applies to the current offering. Additionally confirm your understanding that this comment applies to future as well as past communications.

Response 3.                        The Company clearly    understands that your request for all written communications as defined in Rule 405 under the Securities Act, whether or not they retain copies of the communications, including    any research reports about the Company    that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in their offering  applies to the current offering and to future as well as past communications.

Comment. 4                        We note that you have deleted your dealer prospectus delivery obligation legend. Please add your dealer prospectus delivery obligation legend pursuant to Item 502 of Regulation S-K or advise us why you believe it is not required.

Response 4.                        We cannot find any delivery obligations that have been deleted.

Prospectus Cover Page

Comment.5                         We note your revision in the first sentence to address the company offering and delete the selling shareholder offering. Please revise the first sentence to delete the reference of “periodic” offers and sales since that implies that the offering may be conducted on a delayed basis.

Response 5.                        We noted the comment and we reworded   the sentence and eliminated the word periodic on page iii.

Comment. 6                        We note your response to comment 9. Please revise your prospectus cover page to indicate that there is no market for the company’s common stock.

Response 6.                        We have amended page iii in the paragraph that starts with "Prior to this Offering", five paragraphs from the bottom to reflect that.  It now states: "we currently have no public market".

Summary of Our Offering, page 1

Prospectus Summary, page 1

Our Business, page 1

Comment 7.                        We note your response to comment 14. Please disclose the response and state specifically whether the company has sold any products in the food and/or beverage market. Please revise the disclosure to clarify the business the company has conducted to date.

Response 7.                        We state on page 1 under “Our Business” that as of the date on the financial statements the company has not conducted any business or generated and sales.

Comment 8.                        We note your response to comment 15. Please disclose your response. Please also clarify whether the company currently has a distribution agreement with GRAN NEVADA.

Response 8.                        We state on page 2 under “Our Business Objectives”, that “the company does have a distribution agreement with GRAN NEVADA Beverage, Inc. Please see exhibits for copy of the agreement.”

Our Offering, page 2

Comment 9.                        Since your registration statement deleted the resale registration shares, please revise your disclosure to delete the sentence the distribution of the shares by the Selling Stockholders is not subject to any underwriting agreement.”

Response 9.                        Comment Noted. We deleted the reference to selling shareholders on page 2 under "Our Offering" section.

Our Business Objectives, page 2

Comment 10.                      Please clarify, if true, that scheduling cost-effective manufacturing, production” applies to third-party manufacturers and not your company. Please ensure that any other references to your company manufacturing products are deleted or clarified.

Response 10.                      Comment noted and any reference to dealing with “manufacturing” on behalf of third parties has been deleted.  Please see page 2 under sub title “Our Business Objectives”.

Risk Factors, page 4

Risks Relating to Our Business, page 4

We are a development stage company …, page 4

Comment 11                       We note your statement that based upon our plans, we expect to generate revenues by the end of this calendar year.” Please revise to delete this mitigating language from your risk factor section. You may address this statement in another section of your prospectus. To the extent that you move the statement, please revise to provide the basis for your assertion that you will be generating revenues the end of the calendar year.

Response 11.                      Comment noted. We deleted the statement referencing any revenue generating activities on page 4 under the subheading "we are a Development Stage Company".

If our estimates related to expenditures are erroneous …, page 5

Comment 12.                      We note your reference to the development and launch our used list services business beyond the incipient stages ….” Please revise as appropriate.

Response 12.                      Comment noted. We deleted any references to List Services on page 5 under subheading "If our Estimates Related to Expenditures..."

We depend to a significant extent on certain key personnel, the loss …, page 5

Comment 13.                      We note your statement that neither Mr. Leonzo nor Mr. Gunther has not been compensated for their services since our incorporation.” Please clarify your statement as appropriate.

Response 13.                      Comment noted. We clarified the statement on page 5 under subheading "We depend to a Significant..."

We are seeking additional financing to expand out intended acquisition …, page 7

Comment 14.                      We note your response to comment 17; however, we do not see the revised disclosure. Please revise your disclosure.

Response 14.                      Noted and we have inserted the following statement, “The Company seeks to obtain additional funds of at least $125,000 within the first six months of 2014” on page 7 under sub heading “We are seeking additional financing…”, “

Risks Related to Our Common Stock, page 8

We are controlled by current officers, directors and principal stockholders, page 8

Comment 15.                      We note your response to comment 19; however, we do not see the revised disclosure. Please revise or advise.

Response 15.                      We have revised the disclosure to explain in more detail the significance of that risk factor.

Comment 16.                      We note your response to comment 20. Please disclose the response.

Response 16.                      Comment noted. The statement referencing the officers and directors shares owned is inserted under subheading of "We are Controlled by Current Officers..." on page 8.

If you purchase shares in this offering, you will experience immediate and substantial dilution, page 8

Comment 17.                      We note your response to comment 21 and we reissue the comment. Please revise your risk factor to indicate the amount of dilution per share that investors will incur.

Response 17.                      Comment noted. We added additional reference and information on page 8 under subheading "If you purchase shares in this offering".

Even if a market develops for our shares, …, page 9

Comment 18.                      Please clarify the risk related to market perception of the future of development of EDGAR filing services.”

Response 18.                      Comment noted. References to EDGAR Services have been deleted and replaced with distributed products on page 9 under subheading "Even if a Market Develops for Our Shares".

Use of Proceeds, page 12

Comment 19.                      Please revise your introductory paragraph to delete the reference to the sale of shares offered by the Selling Stockholders.”

Response 19.                      Comment noted. We deleted statement reference to the sale of shares offered by the Selling Stockholders” on page 12.

Comment 20.                      Please revise to present your Use of Proceeds in a tabular presentation with the uses indicated in the table for the sale of 25%, 50%, 75% and 100% of the securities offered for sale.

Response 20.                      Use of Proceeds in a tabular presentation with the uses indicated in the table for the sale of 25%, 50%, 75% and 100% of the securities offered pg 20.

Comment 21.                      We note that you present Use of Proceeds on the gross proceeds to the company. Please revise your use of proceeds discussion to address the use of proceeds on a net basis after expenses are deducted.

Response 21.                      Comment noted and we added the following language; “Net proceeds” and “less any expenses associated with the raising of funds” on page 12 under Use of Proceeds

Comment 22                       We note your response to comment 25 and we reissue the comment in part. What is the allocation of “costs of additional brand acquisitions’”? Is there a difference between “allocated to Inventory” and “allocated to Cost of Goods”? Please revise to clearly indicate the use of proceeds from the offering.

Response 22.                      Noted and line (2) under “Use of Proceeds” has been revised on page 12.

Comment 23                       We note your response to comment 27 and we reissue the comment. We do not see the revised disclosure. Please revise to discuss the company’s plans if only a minimum amount of proceeds are raised such as 10% or less of the maximum offering amount.

Response 23.                      Comment noted. Section titled Use of Proceeds on page 12 has been expanded to address the possibility if only a minimum amount of proceeds are raised.

Comment 24.                      We additionally note your response to comment 27 that states “we have to date already raised 15%”. Please provide us with the basis for the statement that the company has already raised 15% of the offering. Please advise us in detail the meaning of your statement. We may have further comment.

Response 24.                      We meant that of the $500,000  the company is looking to raise from the selling of the 2,000,000 shares being registered in the S1 the company was able to raise est. $78,000, privately, from friends and family of which those funds raised now appear on the quarterly reviewed financial statements that include the quarter ending August 31, 2013. We were simply stating that this amount would constitute approximately 15% of the $500,000 that the company is trying to raise. It was not our intentions to state the company had already sold 15% of this offering.

Comment 25                       We note your response to comment 28 . Please disclose and clarify your response. In your response to comment 27 you state that you have already raised 15% or $300,000.  However, in the response to comment 28 you indicate that the company has raised at least half of $125,000, or $62,500, for working capital. Please advise us as appropriate.

Response 25.                       We never stated that the Company raised $300,000. 100% of the offering is 2,000,000 shares at $0.25 per share or $500,000. So therefore, 15% of the offering is 300,000 shares at $0.25 per share or $75,000.  All the Company said, is that they need at least $125,000 or 25% of the offering. At the time of the original filing, they raised $62,000 or half of the minimum they needed. To date, they have raised 78,000. Please see the financial statements which reflect these numbers.

Comment 26.                      We note your response to comment 29. As previously requested identify the distributor, the nature of the business to be acquired, a brief description of the business and the status of the negotiations. Please supplementally provide us with the letter of intent.

Response 26.                      The Distributor the company is in talks with is interested in selling the company its “route” which would include certain assets of the distributor’s, such as vehicles, warehouse space, and equipment plus the accounts that it services. No set price or terms have been set as of yet as the talks are still preliminary.

Dilution, page 13

Comment 27.                      We note your response to comment 30; however, we do not see the revised disclosure. Accordingly, we reissue the comment. You indicate that “dilution represents the difference between the offering price of the shares of Common Stock and the net book value per share of common stock immediately after completion of the offering.” Your definition of dilution is not correct. Please revise to provide an accurate definition of dilution and revise your dilution table accordingly. See Item 506 of Regulation S-K.

Response 27.                      The definition of dilution has been changed to specify it is the net tangible book value. Previously the word tangible was omitted. The corrected version appears in the first sentence under Dilution on p13. This did not affect the figures in the table because there was no book value pre-offering, nor were there any intangible assets to exclude post-offering.

Comment 28.                      We note your response to comment 31; however, we do not see the revised disclosure. Accordingly, we reissue the comment. Please revise to provide the amount of dilution to  investors at the various levels of funding received from the offering. Indicate the dilution to investors at the 25%, 50%, 75% and 100% funding levels.

Response 28.                      The dilution table has been revised according to the funding levels on pg 13 under Dilution.

Comment 29.                      We note your response to comment 32; however, we do not see the revised disclosure. Accordingly, we reissue the comment. Please revise to provide a comparison of the public contribution under the proposed offering and the effective cash cost to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years. Also compare the percentage of ownership held by the public investors to the percentage of ownership held by the officers, directors, promoters and affiliated persons.

Response 29.                      The following was added to the second sentence of the first paragraph on p14.  “Previously Fernando Leonzo purchased 3,500,000 shares for $7000 for an effective cost of $0.002 per share. Jerry Gruenbaum purchased 200,000 shares for $400 or $0.002 per share. Robert Gunther purchased, 600,000 shares for $1,200 or $0.002 per share. This compares to a current offering price of $0.25.” Beneficial ownership of directors and officers as a group is in the table under Use of Proceeds on page 12.

Description of Securities, page 16

Comment 30.                      We note your response to comment 40. We note that your table provided in response to comment 38 does not reconcile to the Recent Sales of Unregistered Securities section on page 44. We also note that you indicate that there are 10,237,500 shares of common stock issued and outstanding subsequent to the reverse stock split. We finally note that you indicate in the Recent Sales of Unregistered Securities section that “as of October 14, 2013, 18,400,000 shares of common stock were issued and outstanding” without any additional shares being issued after the August 15, 2013  sale. Please provide a narrative responding to comment 40. Also reconcile your table in response to comment 38 with your disclosure in the Recent Sales of Unregistered Securities section. Revise to reconcile the amount of common stock outstanding as of October 14, 2013. Finally, include the table in response to comment 38 in your Recent Sales of Unregistered Securities section. We may have further comment.

Response 30.                      Comment Noted.  We corrected Recent Sales of Unregistered Securities section on page 44.

Comment 31.                      We reissue comment 41. We note your statement on page 16 that “the outstanding shares of common stock are, when issued, fully paid and non-assessable.” Please remove the statement that “the outstanding shares of common stock are, when issued, fully paid and non-assessable” or attribute the statement to legal counsel and file counsel’s consent.

Response 31.                     Counsel’s consent and opinion letter now states “now issued are duly authorized, legally issued, fully paid, and nonassessable.”

Description of Business, page 19

Background, page 19

Comment 32.                      We note your response to our prior comment 45. Your response did not address our comment; therefore, it will be reissued. Please update the Company Data section of EDGAR to indicate your current fiscal year end. This field is currently blank. In addition, since you say in your supplemental response that your fiscal year end is May 31st, please also revise your disclosure on page 19 accordingly.

Response 32.                      Comment noted. We corrected the fiscal year ended to May 31, on page 19.

Comment 33.                      We note your revised business description that the company will operate pursuant to a no-exclusive distribution agreement with Gran Nevada Beverage, Inc. Please revise your disclosure to indicate any affiliation between Gran Nevada Beverage, Inc. and HIDA. We note your response to comment 83.

Response 33.                      Please see page 29, under Company’s Chairman and CEO’s, Fernando “Oswaldo” Leonzo Bio, as well as page 31 Titled Certain Relationship and Related Transactions under sub heading Conflict of Interest.

Business of Issuer, page 19

Comment 34.                      We note your response to comment 46. Please disclose the response. Please revise to clarify the geographic area of the exclusive brand licensing agreement with GRAN NEVADA Beverage, Inc. Also clarify whether GRAN NEVADA will also be able to sell its products under the licensing agreement with the company.

Response 34.                      We state on page 19 that the company has a distribution agreement with Gran Nevada and not a licensing agreement. The Distribution Agreement is not exclusive nor is it State specific. We simply state the HIDA’s focus will be in Texas and California and that Gran Nevada will continue to service its network of “Ethnic Grocer Distributors” that are primarily located in the North East and Mid Atlantic.

The Market, page 19

Market Trends, page 20

Comment 35.                      We note your response to comment 49; however, the disclosure remains. Please revise or advise.

Response 35.                      Comment noted and we deleted the phrase: HIDA is growing by filling unmet demand by an increasing number of Hispanic consumers.

Comment 36.                      We note your response to comment 50; however, we do not see the revisions. Please provide support for the statement that the market targeted by HIDA, however, remain robust and relatively lower valuation ratios enable the Company to make acquisitions less expensively” or revise as appropriate.

Response 36.                      Comment noted and following phrase has been deleted on page 21. HIDA is growing by filling unmet demand by an increasing number of Hispanic consumers.

Market Segmentation, page 21

Comment 37.                      We note your response to comment 52. Please clarify whether Pacific Pride Bakery caters to the Hispanic community. Please clarify how the potential acquisition of this company fits within your business plan.

Response 37.                      Pacific Pride is located right in the heart of the most important market for the company that is targeting the Hispanic market- Los Angeles. The accounts that Pacific Pride services are the type of accounts that HIDA wants to obtain in order to sell the products it will be distributing. Certain key personal of Pacific Pride are Hispanics that are bilingual and are very familiar with the retailers that HIDA needs to have in Los Angeles.

Our Products, page 22

Comment 38.                      Please revise to clarify that the eight “SKUs” describes the eight drink flavors.

Response 38.                      The eight flavors that HIDA will distribute are: Horchata, Horchata De Morro, Tamarind, Hibiscus, Mango, Pineapple, Guava, and Limeade.

Business Growth Objectives, page 23

Strategies, page 23

Comment 39.                      We note your response to comment 54; however, the disclosure remains. Please revise or advise.

Response 39.                      The statement was deleted this time as we did not the previous as per our initial response. Please see page 24 item 6 under Strategies.

Marketing Strategy, page 22

Comment 40.                      We note your response to comment 55; however, we do not see the revisions. Please revise or advise.

Response 40.                      We deleted this statement from the S1 on page 24 under Marketing Strategy.

Comment 41.                      We note your response to comment 56; however, we do not see the revisions. Please revise or advise.

Response 41.                      We deleted this statement from the S1 on page 24 under Marketing Strategy.

Comment 42.                      We note your response to comment 57. Please disclose the response and revise to provide the company’s specific budget allocated for advertising.

Response 42.                      We made clarifications on the Marketing Strategies section on page 24. We explain the actual use of in store samplings and participating in food and beverage expos as well as   explain that it’s anticipated that the company will allocate approximately about 5% of its revenues in such marketing strategies.

Comment 43.                      We note your response to comment 58. Please disclose the response.

Response 43.                      We noted the comment again and we have disclosed it this time on page 24 in the Marketing Strategies.

Comment 44.                      We note your response to comment 59; however, the disclosure remains. Please revise or advise.

Response 44.                      Comment noted and this time this disclosure was deleted on page 24 under Marketing Strategies.

Competition, page 25

Comment 45.                      We note your response to comment 60 and the revised disclosure. Please also disclose your response.

Response 45.                      Comment noted and we made the disclosure on page 25 under the sub heading Competition.

Comment 46.                      We note your statement that “HIDA’s competitive positioning is strongest in its brand selection of All Natural packaged foods.” Please revise to provide the basis for your statement.

Response 46.                      We rephrased our statement on page 25 of the Competition section.

Directors, page 25

Comment 47.                     We note your statement that “the company anticipates appointing additional directors; it has not identified any such person.” Please revise to indicate the number of directors currently in the board of directors of the company.

Response 47.                      The statement on page 25 under sub heading “Directors” has been rephrased to including the following language, “The company has three members on the Board of Directors and they are: Mr. Fernando “Oswaldo” Leonzo, Mr. Robert Gunther, and Mr. Jerry Gruenbaum.”

Description of Property, page 25

Comment 48.                      We note your response to comment 61; however, we do not see the revisions. Please revise or advise.

Response 48.                      We note the comment and made the disclosure on page 25 under Description of Property.

Management’s Discussion and Analysis or Plan of Operation, page 26

Comment 49.                      We note your response to comment 64. Please revise to indicate the steps the company has taken to commence implementation of its distribution plan.

Response 49.                      The company has made logistical arrangements in the form of securing warehousing space in Houston, TX and in Los Angeles, CA for the purpose of receiving finished goods from not only GRAN NEVADA but other products it believes may enhance its distribution business.

Comment 50.                      We note your response to comment 65. Please revise to indicate your amount of working capital as of the date of the latest interim financial statements.

Response 50                       Working capital as of 08/31/13 is $46,906.  This is noted in the August 31 financials.

Comment 51.                      We note your statements that “as of September 15, 2013, we have raised over $78,000” and “over $78,000 has been raised to-date”. Please provide us with information about how the funding was raised. We may have further comment.

Response 51                       “Financing raised to-date has been through friends and family, who also referred us to all three institutional investors, No commissions were paid or are due to be paid on funds raised.”. This statement was added to MD&A pg 26

Security Ownership of Certain Beneficial Owners and Management, page 28

Comment 52.                      We note your response to comment 68. Please clarify whether Michael Gunther owns 29% of your shares of common stock and Trident Merchant Group, Inc. owns 5.3%. Clarify whether there are any other greater than 5% shareholders. Revise the table as appropriate.

Response 52                       The table was updated to include Gunther, Trident and directors as a group.

Comment 53.                      We note your response to comment 69. Please correct the percentage owned by Mr. Gruenbaum or advise.

Response 53                       We made the revisions please see page 28.

Comment 54.                      We note your response to comment 70; however, we do not see the revisions. Please revise or advise.

Response 54                       We made the changes on page 28.

Executive Compensation, page 28

Summary Compensation Table, page 28

Comment 55.                      We note your response to comment 71; however, we do not see the revision. Please revise or advise.

Response 55                       The sentence has been modified to end “… during the fiscal year ended May 31, 2013.” on page 28

Comment 56.                      We note your response to comment 72. Please revise the first paragraph in this section to clearly indicate that the Summary Compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.

Response 56-                     The sentence “Summary Compensation table covers all compensation awarded to, earned by, or paid to the named executive officers.” Has been added as the first sentence of the first paragraph under Executive Compensation on pg 28

Comment 57.                      We note your response to comment 74. Please revise your disclosure on page 29 to clarify that all three of your directors are not receiving any compensation.

Response 57-                      The paragraph now states under Compensation of Directors on page 29 that "Our Directors have not received monetary compensation since our inception to the date of this prospectus other than reimbursement for expenses incurred in performing their duties.   We currently do not pay any compensation to Directors serving on our Board of Directors."

Directors, Executive Officers, Promoters and Control Persons, page 29

Executive Officers and Directors, page 29

Comment 58.                      We note your response to comment 76.  Please revise to disclose the dates of Mr. Leonzo’s employment.

Response 58.                      The following phrase has been added to page 29 under sub heading “Officers and Directors”: is a founder of, and is technically employed by, HIDA since its inception in April of 2013. Mr. “Oswaldo” Leonzo

                                              Please disclose Mr. Gruenbaum’s business experience during the past five years, including principal occupations and employment, the name and principal business of employers, and dates of employment. See Item 401(e) or Regulation S-K.

Comment 59.                      We note your response to comment 77 and we reissue the comment. Please remove those portions of the officers’ and directors’ biographies that do not provide an objective background of their experience. For example, we note the statement in Mr. Gruenbaum’s biography that he was instrumental in raising over $160 million for various investment ventures.

Response 59-                      Removed words on pg 29 words like “instrumental” and others that are less objective

Comment 60.                      We note your response to comment 78 and we reissue the comment. Please explicitly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the individuals should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

Response 60-                      In each bio, where appropriate, we added the phrase “this was the primary reason he was selected as a director.”

Certain Relationships and Related Transactions, page 31

Comment 61.                      We note your response to comment 79 and we reissue the comment in part. Please clarify the reference to “founder’s shares.” Please indicate what consideration was paid by the officers or directors for their preferred shares. In the following sentence I added the green highlighted phrase:

Response 61-                      “The Founders, Fernando “Oswaldo” Leonzo (Chairman & CEO), Robert Gunther (Treasurer, Director & Vice President), and Jerry Gruenbaum (Secretary and Director) were issued the following Preferred Shares as founders under a consulting agreement, 600,000 Preferred Shares, 300,000 Preferred Shares, and 100,000 Preferred Shares respectively.”

Comment 62.                      We note your response to comment 80. Please revise your disclosure to address the loan payable and that the company’s offices are leased from the Chairman and CEO or advise us in detail why Item 404 of Regulation S-K disclosure is not required.

Response 62-                      This sentence was added: “A $7500 loan to HIDA from GN was repaid in full” in Note 2 of F-8. The office lease is under DESCRIPTION OF PROPERTY is on p25

Comment 63.                      We note your disclosure that “HIDA has through its management’s experience and industry contacts a more extensive network of distribution channels especially in markets like Texas and California ….” Please advise us why this disclosure is relevant in the Certain Relationships and Related Transactions section.

Response 63.                      We deleted and re phrased our statement on page 31 under sub heading “Certain Relationships” to state, “HIDA expects to sell to a different customer base than the existing GN customer base. HIDA also expects that the expansion of the distribution of GN products will come from states like Texas and California where GN has little to no real current presences”

Comment 64.                      We note your statement that “there are no promoters being used in relation with this offering. No person who may … be considered a promoter will receive or expect to receive any assets … No assets will be or are expected to be acquired from any promoter on behalf of the Company.” See the definition of “promoter” in Rule 405 of the Securities Act of 1933. Please revise your disclosure accordingly.

Response 64-                      We deleted the statement on page 31 under sub heading “Certain Relationships” because the statement does not belong there.

Consolidated Financial Statements

General

Comment 65.                      Please update your financial statements as required by Rule 8-08 of Regulation S-X in the next amendment to the Form S-1 and provide an updated accountants’ consent.

Response 65-                      The financial statements have been updated as required.  See the reviewed financial statements for the quarter ended May 31 & for the quarter ended August 31 that appear on page   starting F2

Comment 66.                      We note your response to our prior comment 84. Please revise your disclosures in your financial statements and throughout the entire filing, so that they consistently give effect to the post-split 1:2 reverse split shares that were issued and outstanding and the number of shares used in computing the weighted average number of shares outstanding for each period presented. For example, the number of shares issued and outstanding as of May 31, 2013 differ between pages 3 and F-2 as do the weighted average number of shares outstanding for the period from inception (April 15, 2013) to May 31,
2013.

Response 66-                      We have update the filing as necessary so that it now properly gives effect for the 2:1 reverse split

Report of Independent Registered Public Accounting Firm, page F-1

Comment 67.                      It appears that the references in the audit report to your May 31, 2012 balance sheet and your statements of operations, stockholders' (deficit) and cash flows for the years ended May 31, 2013 and May 31, 2012 may be in error as the only audited balance sheet presented is for May 31, 2013 and the only audited statements of operations, stockholders' (deficit) and cash flows presented are for the period from inception (April 15, 2013) to May 31, 2013. Please make arrangements with your auditor to revise their audit report, as necessary, to correct these inconsistencies.

Response 67-                      The wording in the suitor’s report has been corrected so that it properly refers to the period audited.

Exhibits

Exhibit 5.1

Comment 68.                      We note your response to comment 88 and that the legality opinion indicates that the shares are duly authorized, legally issued, fully paid, and non-assessable. Please revise your legality opinion to indicate that the shares being sold by the company “will be, once they are sold” legally issued, fully paid, and non-assessable.

Response 68- Please see the opinion letter from attorney.

We acknowledge:

• the Company is responsible for the adequacy and accuracy of the  disclosure in the filing;
• staff comments or changes to disclosures in response to staff  comments do not foreclose the Commission from taking  any action  with respect to the filing;  and
• the Company may not assert  staff  comments as a defense  in any proceeding initiated by the Commission or any person under  the federal  securities laws of the United  States. If you have any questions please  feel free to call us.

Sincerely yours,

/s/ Jerry Gruenbaum
Jerry Gruenbaum Esquire
Chief Legal Officer, Secretary, Director

cc: David Link